Exhibit 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended		For the Years Ended
	March 31,		December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(402)	$(794)	$(3,299)	$(3,494)	$(4,060)	$(29,775)	$1,483
Equity in losses (income) of unconsolidated investments	418	254	1,286	803	64	3	6
Fixed charges	500	527	2,081	2,047	2,094	2,213	2,242
Interest capitalized	(99)	(3)	(13)	(12)	(123)	(127)	(113)
Amortization of interest capitalized	21	21	85	85	80	72	107
Earnings (loss), as adjusted	438	5	140	(571)	(1,945)	(27,614)	3,725
Fixed charges:
Interest expense, gross	249	372	1,464	1,450	1,362	1,433	1,533
Interest capitalized	99	3	13	12	123	127	113
Portion of rentals representative of interest	152	152	604	585	609	653	596
Fixed charges	500	527	2,081	2,047	2,094	2,213	2,242
Preferred stock dividends paid	—	—	—	—	—	—	3
Total fixed charges	500	527	2,081	2,047	2,094	2,213	2,242
Total fixed charges and preferred stock dividends	500	527	2,081	2,047	2,094	2,213	2,245
Ratio of combined earnings to fixed charges and preferred stock dividends	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	1.66

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $62 million at March 31, 2011.

(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $522 million at March 31, 2010.

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.

(6)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.